UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018
Commission File Number: 001-33129

ALLOT COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

Allot Communications Ltd. (the "Company") announced today the results of its Annual General Meeting of Shareholders (the "Meeting") held on September 6th, 2018, at the Company's offices located at 22 Hanagar St., Neve Ne'eman Industrial Zone B, Hod-Hasharon 45240, Israel.

The Company's shareholders voted upon all the proposals on the Meeting's agenda, each of which is described in more detail in the Company's Proxy Statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, dated as of August 6, 2018 (the "Proxy Statement").

Only shareholders of record at the close of business on July 31, 2018 were entitled to vote at the Meeting. Each of agenda items 1,3,4,5,6,7 and 8, were voted upon and approved by the required majority of the Company’s shareholders. Agenda item 2, was voted upon and was not approved by the required majority of the Company's shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd.

By:	/s/ Daniella Naveh
Daniella Naveh
Deputy General Counsel

September 6, 2018